

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2026

Todd Brickhouse
Chief Executive Officer
Basin Electric Power Cooperative
1717 East Interstate Avenue
Bismarck, ND 58503

> **Re: Basin Electric Power Cooperative**
> **Registration Statement on Form S-4**
> **Filed April 15, 2026**
> **File No. 333-295074**

Dear Todd Brickhouse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James Horan, Esq.